

September 17, 2010

Mr. J. Darby Seré
President and Chief Executive Officer
GeoMet, Inc.
909 Fannin, Suite 1850
Houston, TX 77010

> **Re: GeoMet, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 30, 2010**
> **Form 10-Q for Quarterly Period Ended June 30, 2010**
> **Filed July 27, 2010**
> **File No. 0-52155**

Dear Mr. Seré:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business and Properties, page 8

Overview, page 8

1.   We note your discussion of the downward revision in the proved reserves attributable to your Gurnee property. Describe for us, in reasonable detail, the material information and assumptions you relied on in determining the proved reserves for this property as of December 31, 2008. Explain your basis for concluding that the information and assumptions were sufficient to establish reasonable certainty for these reserve quantities as of December 31, 2008. Tell us how the information and assumptions as of December

31, 2008 differed from the information and assumptions used to determine the revised proved reserve quantities as of September 30, 2009.

Explain how you determined the isotherm(s) and gas content of the Gurnee CBM reservoir. Address whether you used adsorption or desorption techniques for gas content analysis. Furnish to us the current rate vs. time and rate vs. cumulative production plots/extrapolations for the field, including gas and water production, with narratives for negative revision events and other events you believe to be pertinent. You may contact us for guidance in this matter.

Please direct these items to:
Ronald M. Winfrey
Petroleum Engineer
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4628
(202) 551-3704

2.   Please include disclosure regarding your proved undeveloped reserves pursuant to Item 1203(b)-1203(d) of Regulation S-K.

3.   Further, please present disclosure regarding your present activities pursuant to Item 1206 of Regulation S-K.

4.   Please provide the disclosure required by Item 1207 of Regulation S-K, or tell us why such disclosure is not required.

Estimated Proved Reserves, page 14

5.   Disclosure under this section indicates that the role of the technical person primarily responsible for overseeing the preparation of your reserve estimates has been delegated to two independent directors. If this is not the case, revise the disclosure to clarify, and describe the qualifications of, the technical person primarily responsible for overseeing the preparation of your reserve estimates. However, if this is the case, expand your disclosure to describe, with reasonable specificity, the qualifications of these directors.

6.   Based on disclosure in various parts of your filing, we understand that you will require significant additional capital to fund the development of your proved undeveloped reserves. We also understand that there is significant uncertainty as to whether you will be able to obtain the required additional capital. In view of these factors, explain your basis for concluding that your proved undeveloped reserves meet the reasonable certainty standard as of December 31, 2009. See Rule 4-10(a)(22) of Regulation S-X.

7.   Disclosure in your 10-Q for the period ended June 30, 2010 indicates that you do not plan to drill any wells on your Gurnee property during 2010. With respect to this property, provide us the following supplemental information:

- Explain to us why you do not plan to drill this property in 2010;

- Tell us when, and under what conditions, you expect to drill this property;

- Tell us whether the decision to not drill the property during 2010 had been made at the time your reserve estimates as of December 31, 2009 had been made; and,

- Given the lack of drilling, explain your basis for concluding that your proved undeveloped reserves meet the reasonable certainty standard as of December 31, 2009. See Rule 4-10(a)(22) of Regulation S-X.

8.   We note you provide a price sensitivity analysis on page 15 of your estimated proved reserves using a price other than the price used to determine your reserves as of December 31, 2009. Please tell us how your disclosure complies with the requirement of Item 1202 (b)(3) of Regulation S-K to disclose the cost schedules and assumptions on which the disclosed values are based.

9.   In addition, please move your price sensitivity analysis under its own separate heading and remove any table headings that would suggest to investors that the analysis represents your proved reserves. For example, remove the heading "Estimated Proved Reserves."

10.   Disclosure in the notes to your financial statements indicates that virtually all of your production for each of the last three years has been sold to a single customer. Explain to us how you have considered the disclosure requirements of Item 101(c)(1)(vii) of Regulation S-K.

Risk Factors, page 26

Obtaining production from our additional drilling locations could take five years or Longer…, page 33

11.   Please tell us if you have recorded proved reserves related to these drilling locations. Please also tell us if you have recorded proved reserves that will remain in the undeveloped category for periods extending beyond five years. If so, please tell us why you believe it is appropriate to classify these as proved reserves by describing to us in more detail the "specific circumstances" that apply to these projects under Rule 4-10(31)(ii) of Regulation S-X. Refer to questions 108.01 and 131.03 through 131.06 of our Compliance and Disclosure Interpretations. You can find these interpretations at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Selected Financial Data, page 42

Reconciliation of non-GAAP Financial Measures, page 43

12. Certain amounts presented in this table do not appear to be consistent with corresponding amounts appearing in the standardized measure included in the notes to your financial statements. In this regard, we note that the line item Undiscounted Taxes, as presented on page 43, appears to agree with the line item 10% Annual Discount to Reflect the Timing of Cash Flows in your standardized measure. Similarly, the net discount reflected on page 43 appears to agree to future income taxes in your standardized measure. Please review your presentations and revise as necessary to resolve these apparent inconsistencies.

13. The presentation of your standardized measure as of December 31, 2009 appearing in the notes to your financial statements reflects a deduction for income taxes. However, the reconciliation appearing on page 43 indicates that PV-10 as of December 31, 2009 is less than the standardized measure, which suggests that the impact of income taxes increased, rather than decreased, your standardized measure. Provide us with an additional reconciliation or other analysis that resolves this apparent inconsistency and clarifies the impact that income taxes had on your standardized measure as of December 31, 2009. Please note that we would not ordinarily expect the impact of taxes to increase the standardized measure over the amount that would otherwise be reported.

Notes to Consolidated Financial Statements, page 72

Note 11 – Income Taxes, page 88

14. We note that you report cumulative losses for the three and five year periods ended December 31, 2009. In view of this, explain to us your basis for concluding that it is more likely than not that your deferred tax assets will be realized and that a valuation allowance is not required. As part of your response, describe the positive and negative evidence you considered in evaluating the need for a valuation allowance and explain the relative weight given to this evidence. In this regard, please note that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. See ASC paragraphs 740-10-30-16 through 740-10-30-23.

Supplementary Financial and Operating Information on Gas Exploration, Development and Producing Activities (Unaudited), page 97

Changes in Standardized Measure, page 101

15. In the paragraph below the table presenting the changes in the standardized measure, you explain that the tables were calculated using natural gas prices in effect at the balance sheet date. However, it appears that amounts as of December 31, 2009 were based on the

average prices on the first day of each month for the 12-month period ended December 31, 2009. Review your disclosure and revise as necessary.

Exhibit 99.1

16.   The closing paragraph states that "[t]his letter report has been prepared at the request of GeoMet and should not be used for purposes other than those for which it is intended." As Item 1202(a)(8) of Regulation S-K requires, please revise the third party report so it retains no language that could suggest either a limited audience or a limit on potential investor reliance.

17.   Please revise your third party report to include a statement that the assumptions, data, methods, and procedures used in connection with the preparation of the report are appropriate for the purpose served by the report. See Item 1202(a)(8)(iv) of Regulation S-K.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Compensation Committee, page 9

18.   We note your statement that "[t]he Compensation Committee on occasion meets with our Chief Executive Officer and other executives to obtain recommendations with respect to our compensation programs, practices and packages for executives, other employees and directors." Please revise to disclose whether any of your named executive officers make recommendations to your Compensation Committee regarding their own compensation.

Certain Relationships and Related Transactions, and Director Independence, page 28

19.   Please disclose the standards to be applied pursuant to your policies and procedures for the review, approval or ratification of transactions with related persons. See Item 404(b) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. J. Darby Seré
GeoMet, Inc.
September 17, 2010
Page 6

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director